Exhibit 99.1

News Release

TELUS Corporation

NOTICE OF CASH DIVIDEND

NOTICE IS HEREBY GIVEN that the Board of Directors has declared a quarterly dividend of fifty cents ($0.50) Canadian per share on the issued and outstanding Common shares and fifty cents ($0.50) Canadian per share on the issued and outstanding Non-Voting shares of the Company payable on October 1, 2010 to holders of record at the close of business on September 10, 2010.

By order of the Board

Audrey Ho

Senior Vice President

Chief General Counsel and Corporate Secretary

Vancouver, British Columbia

August 4, 2010

Contact:      Investor Relations, (604) 643-4113, ir@telus.com